EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Hong Kong Highpower Technology Company Limited (“HKHT”)	Hong Kong

Icon Energy System Co. Ltd. (1)	People’s Republic of China

Shenzhen Highpower Technology Co., Ltd. (“Shenzhen Highpower”) (1)	People’s Republic of China

Highpower Energy Technology (Huizhou) Company Limited (1)	People’s Republic of China

Springpower Technology (Shenzhen) Co., Ltd. (2)	People’s Republic of China

Ganzhou Highpower Technology Co., Ltd. (3)	People’s Republic of China

Huizhou Highpower Technology Limited (4)	People’s Republic of China

_________

(1) This company is a wholly-owned subsidiary of HKHT.

(2) This company is 69.97% owned by Shenzhen Highpower and 30.03% owned by HKHT.

(3) This company is 60% owned by Shenzhen Highpower.

(4) This company is a wholly-owned subsidiary of Shenzhen Highpower.